EXHIBIT 12.01
MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31, 2005

EARNINGS:

Earnings before income taxes	$268,047
(Earnings) of less than 50%-owned associated companies, net	(1,746)
Interest Expense	42,597
Portion of rents representative of an interest factor	10,740

Adjusted Earnings and Fixed Charges	$319,638

FIXED CHARGES:

Interest Expense	$42,597
Capitalized Interest	3,045
Portion of rents representative of an interest factor	10,740

Total Fixed Charges	$56,382

Ratio of Earnings to Fixed Charges	5.67